09041749

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC Mail Processing Section
APR - 1 2009
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8-66137

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DONEGAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 WALNUT STREET, SUITE 12
(No. and Street)

WELLESLEY HILLS	MA	02481-2104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GIL MOREIRA 781-431-1003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PECK ASSOCIATES, P.C.
(Name – *if individual, state last, first, middle name*)

20 WALNUT STREET, SUITE 210	WELLESLEY HILLS	MA	02481-2104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GIL MOREIRA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DONEGAL SECURITIES, INC., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

CCO

Title

Notary Public

MARY R ARAUJO
Notary Public
Commonwealth of Massachusetts
My Commission Expires March 8, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. **ATTACHED**
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath of Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DONEGAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE I

Net capital		
Total stockholder's equity	$ 45,504	
Deductions and/or charges:		
Nonallowable assets (net)	(5,700)	
Net capital before haircuts on securities positions		$ 39,804
Haircuts on securities		-
Net capital		39,804
Minimum dollar net capital requirement		8,030
Excess net capital		$ 31,774
Excess net capital at 1,000%		$ 28,214
Aggregate indebtedness		$ 120,456
Percentage of aggregate indebtedness to net capital		302.62%

No material discrepancy exists between the computation of net capital for Donegal Securities, Inc for the Focus IIA report filed by Donegal Securities, Inc. for the year ended December 31, 2008 and the computation of net capital contained herein.

The accompanying notes are an integral part of the financial statements.

DONEGAL SECURITIES, INC.

COMPUTATION OF 15c3-3 RESERVE REQUIREMENTS AND THE BROKER-DEALER'S CORRESPONDING UNAUDITED PART II FOCUS REPORT UNDER SEC RULE 17a-5(d)(4)

DECEMBER 31, 2008

We have determined that there is no material difference in the Audited Computation of Net Capital and Computation of 15c3-3 reserve requirements and Donegal Securities, Inc. corresponding Unaudited Part II FOCUS Report.